UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05045697

February 22, 2005

Samuel A. Guess
Assistant General Counsel
Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2005

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2005

Dear Mr. Guess:

This is in response to your letter dated January 24, 2005 concerning the shareholder proposal submitted to Wal-Mart by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

RECD S.E.C.
FEB 2 4 2005
1086

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 273-4505
Fax: (479) 277-5991
samuel.guess@wal-mart.com

Samuel A. Guess
Assistant General Counsel

January 24, 2005

<u>OVERNIGHT DELIVERY</u>
<u>VIA FEDERAL EXPRESS</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit from Proxy Materials Shareholder Proposal Regarding Election of Directors

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") submits this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). The Proposal was submitted by the United Brotherhood of Carpenters and Joiners of America (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2005 Proxy Materials for the reasons described below. A copy of the Proposal and cover letter is attached as <u>Exhibit A</u>. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the number of shareholders to whom the Company must distribute its 2005 Proxy Materials, and the volume of those materials, Wal-Mart plans to commence the printing of the 2005 Proxy Materials on or about April 12, 2005 so that it may commence mailing the 2005 Proxy Materials by no later than April 15, 2005. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on December 15, 2004. The Proposal requests that the Board of Directors of Wal-Mart "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation and bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2005 Proxy Materials pursuant to Rule 14a-8(i)(8) on the grounds that the Proposal "relates to an election for membership on the company's board of directors."

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors." The SEC has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [then existing] Rule 14a-11, are applicable." Release No. 34-12598 (July 7, 1976). The Staff has consistently held that proposals seeking to foster contested elections are excludable under these grounds. *See* Citigroup Inc. (April 14, 2003) (Proposal seeking automatic inclusion in proxy materials of director nominees from shareholders with holdings of 3% or more held to be excludable); *Wilshire Oil Company* (March 28, 2003) (Similar "Ballot Access" proposal held to be excludable); *The Walt Disney Company* (December 28, 2004) (permitting exclusion of shareholder access proposal under Rule 14a-8(i)(8))

The Proposal seeks to foster contested elections by requiring that each individual director receive a majority of the votes cast in order to be elected. Under the law of Delaware, which is the Company's state of incorporation, ballots voting yes or no are considered to be "votes cast," and the Company believes that even abstentions and "withholds" would be considered "votes cast." Accordingly, the Proposal would effectively transform a purposeful failure to express an opinion (e.g., a withhold vote or an abstention) into a vote against a board nominee, resulting in a failure to elect a candidate receiving more "yes" votes than "no" votes.

Rather than follow the established procedures for nominating candidates or conducting a Rule 14a-12(c) proxy contest, the Proponent seeks to create a new procedure to make it harder for nominees to be elected, which in turn will result in contested elections. Indeed, if the Proposal were implemented, from time to time there would be fewer directors elected than there are seats available on the Board. Such an occurrence would require that new nominees be put forward, effectively resulting in a "two-step" contested election. Therefore, both directly and indirectly, the Proposal fosters contested elections.

In this respect, the Proposal is comparable to those addressed in recent Staff interpretations seeking to require a company to include proxy advisory firm voting recommendations in the company's proxy materials. If such a proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of the management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect stockholders by imposing disclosure obligations and other procedural safeguards when a stockholder solicits against the company's board nominees. Consequently, on multiple occasions within the last few years, the Staff has concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy material under Rule l4a-8(i)(8). *See* Cirrus Logic, Inc. (July 18, 2000) (Proposal seeking retention of proxy firm to provide shareholders with analysis of all shareholder proposals submitted held to be excludable); *see also* Gillette Co. (avail. Feb. 25, 2000); Bristol-Myers Squibb Co. (avail. Feb. 24, 2000); Citigroup Inc. (avail. Feb. 24, 2000); Warner-Lambert Co. (avail. Feb. 24, 2000); Equus II Inc. (avail. Feb. 24, 2000); Pfizer. Inc. (avail. Feb. 22, 2000). More recently, the Staff has held other analogous proposals to be excludable on the ground that they foster contested elections. *See, e.g.,* Visteon Corporation (March 7, 2003) (Proposal requesting the holders be offered the choice of voting in the same manner as certain proxy advisors held to be excludable); The Bank of New York (Feb. 28, 2003) (Proposal requiring that Company include 500-word statement by shareholder nominees on why director should be elected held to be excludable).

Similarly, the Proposal does not relate to the Company's general solicitation process, but instead specifically addresses voting on Board nominees at the Company's Annual Shareholders' Meetings. Because the Proposal's direct effect is to encourage votes in opposition to the Company's director nominees, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(8).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2005 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2005 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2005 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, Corporate, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

cc: Douglas J. McCarron
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, DC 20001
(202) 546-6206

Enclosures

EXHIBIT A

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA FACSIMILE 479-273-4329]

Mr. Thomas D. Hyde
Corporate Secretary
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, AR 72716

December 14, 2004

Rec'd 12.15.04

Dear Mr. Hyde:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart Stores, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's director election vote threshold. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 69,900 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Wal-Mart Stores, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. With Walton family stockownership interests exceeding 39% of the outstanding shares (Company's 2004 proxy statement), the institution of a majority vote director election standard would provide other Company shareholders a greater degree of influence in the outcome of director elections.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2005

The proposal requests that the board initiate the appropriate process to amend Wal-Mart's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Wal-Mart may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor